UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Amendment No. 1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Appliance Recycling Centers of America, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03814F-20-5

(CUSIP Number)

Isaac Capital Group LLC

3525 Del Mar Heights Road, Suite 765

San Diego, CA 92130

(858) 259-6666

Jon Isaac

3525 Del Mar Heights Road, Suite 765

San Diego, CA 92130

(858) 259-6666

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(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [    ]

(1)	NAMES OF REPORTING PERSONS Isaac Capital Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 547,785 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 547,785 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,785 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 9.46% (based on 5,788,318 shares, the most recent publicly available information of the Issuer’s issued and outstanding shares disclosed in its Quarterly Report on Form 10-Q filed on November 7, 2014)

(14)	TYPE OF REPORTING PERSON (see instructions) CO

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(1)	NAMES OF REPORTING PERSONS Jon Isaac
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 547,785 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 547,785 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,785 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 9.46% (based on 5,788,318 shares, the most recent publicly available information of the Issuer’s issued and outstanding shares disclosed in its Quarterly Report on Form 10-Q filed on November 7, 2014)

(14)	TYPE OF REPORTING PERSON (see instructions) IN

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ITEM 1.   SECURITY AND ISSUES.

This Schedule 13D (“Statement”) relates to the common stock of Appliance Recycling Centers of America, Inc., a corporation organized under the laws of the State of Minnesota (“Issuer”).  The Issuer’s principal executive office is 7400 Excelsior Boulevard, Minneapolis, MN 55426.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This Statement is being filed by (i) Isaac Capital Group LLC, a Delaware limited liability company (“Isaac Capital”) and (ii) Jon Isaac, the Managing Member of Isaac Capital (“Mr. Isaac”, together with Isaac Capital the “Reporting Persons”, each a “Reporting Person”).

(b) The principle business of Isaac Capital is conducting private investments in public companies. Isaac Capital’s principal office is located at 3525 Del Mar Heights Road, Suite 765, San Diego, CA 92130, Tel: (858) 259-6666. Mr. Isaac’s principal office is 3525 Del Mar Heights Road, Suite 765, San Diego, CA 92130, Tel: (858) 259-6666.

(c) The Reporting Persons are currently significant stockholders of the Issuer. Mr. Isaac is the Managing Member of Isaac Capital Group LLC.

(d) The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Isaac is a citizen of the United States.

ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

328,474 shares and 69,311 shares of common stock disclosed herein were acquired by Reporting Persons on the open market for a total purchase price of $919,530.12 and $202,388.12, respectively, which the Reporting Persons paid for with cash, on December 18, 2014. 150,000 shares of common stock disclosed herein were acquired by Reporting Persons on the open market for a total cash purchase price of $420,000 on January 6, 2015.

ITEM 4.   PURPOSE OF THE TRANSACTION.

As of the date of this filing, Isaac Capital held a total number of 547,785 shares of common stock of the Issuer. Mr. Isaac, as the Managing Member of Isaac Capital, has the sole voting and dispositive power over all of the shares of the Issuer’s common stock that Isaac Capital holds. Mr. Isaac does not directly own any shares of the Issuer’s common stock.

Each Reporting Persons at any time and from time to time may acquire additional Stock or dispose of any or all of its Stock depending upon an ongoing evaluation of the investment in the Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The Reporting Persons may purchase or acquire additional shares of the Issuer’s common stock on the open market or through private transactions with the intention to own approximately 20% of the Issuer’s common stock.

The Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to the fact that the Reporting Person is not satisfied with the way the board of directors of the Issuer has managed the business operation and strategic direction of the Issuer, as well as plans of the Reporting Persons to nominate new members to the Issuer’s board of directors in order to improve the management of the Issuer and enhance its shareholder value.

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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D relates is 547,785 shares of common stock held by Isaac Capital Group LLC, constituting approximately 9.46% of the Issuer’s outstanding common stock.  The aggregate number and percentage of shares of common stock reported herein are based on 5,788,318 shares, which is the most recent publicly available information of the Issuer’s issued and outstanding shares disclosed in its Quarterly Report on Form 10-Q filed on November 7, 2014.

(b) The Reporting Persons hold sole power to dispose of the Shares.

(c) Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 6, 2015

/s/ Jon Isaac

Jon Isaac

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